1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

March 11, 2020

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	NAST Analysis for Proposed Reorganizations of various series of ICON Funds into SCM Trust (File Nos. 333-176060 and 811-05617) (the “Registrant”).

Dear Mses. Lithotomos and Hamilton:

On behalf of the Registrant this letter provides a financial accounting and performance survivor analysis in respect of each proposed reorganization (each, a “Reorganization”) of the 17 series of ICON Trust (File Nos. 333-14927; 811-7883) shown on Exhibit A (each, an “Acquired Fund”) with and into nine corresponding series of the Registrant shown on Exhibit A (each, an “Acquiring Fund”). Each combined entity following the Reorganizations is referred to as a “Combined Fund”. The proposed accounting and performance survivor for each Reorganization also is shown on Exhibit A.

Overview. On October 23, 2019 CCM Partners, LP d/b/a Shelton Capital Management (“SCM”) and ICON Advisers, Inc. (“ICON”) entered into an agreement pursuant to which, among other things, it was agreed that one or more Acquired Funds would be reorganized into each Acquiring Fund subject to approval by the respective Board of Trustees of each Fund and by the shareholders each Acquired Fund. Following approval by both Boards of Trustees, two prospectus/proxy registration statements of the Registrant on Form N-14 for the Reorganizations were filed with the SEC on February 14, 2020 (Accession Nos. 0001398344-20-003614 and 0001398344-20-003619) (the “Registration Statements”).

The ICON International Equity Fund is proposed to reorganize into the Shelton International Select Equity Fund, a larger existing series of the Registrant advised and directly managed by SCM. The ICON Emerging Markets Fund is proposed to reorganize into the Shelton Emerging Markets Fund, a new series of the Registrant also advised and directly managed by SCM. For the proposed Reorganizations of the remaining 15 Acquired Funds, one or more of the Acquired Funds will be reorganized into a new corresponding series of the Registrant which will be advised by SCM and sub-advised by ICON (the “Acquiring Sub-Advised Funds”). The Acquiring Sub-Advised Funds will continue to be managed by the same ICON portfolio management team that currently manages the corresponding Acquired Funds.

NAST Analysis. The analysis below is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the SEC Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the SEC Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the SEC Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The SEC Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide, and are referred to as the “NAST Analysis.”

The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity under the NAST Analysis:1

1. Portfolio Management. One of the primary factors in determining the accounting and performance survivor is the surviving management structure.

a.	International Funds Reorganization. The Combined Fund will be managed by the same SCM international portfolio management team currently managing the Acquiring Fund, and ICON will have no sub-advisory or other portfolio management role after the Reorganization. This factor therefore favors the Acquiring Fund as the accounting and performance survivor, given the continuity of management of its portfolio management team in managing the Combined Fund.

b.	Emerging Markets Funds Reorganization. The Combined Fund will be managed by the SCM international portfolio management team, and ICON will have no sub-advisory or other portfolio management role after the Reorganization. The Acquiring Fund in this case is a new series with no prior operational or performance history, and therefore there is no continuity of prior portfolio management. This factor is therefore neutral in determining the accounting and performance survivor.

c.	Utility Funds and Flexible Bond Funds Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history that will be reorganized with only one corresponding Acquired Fund. Each Combined Fund will be managed by the same ICON portfolio management team currently managing the Acquired Fund. This factor therefore favors the Acquired Fund as the accounting and performance survivor, given the continuity of management of its portfolio management team in managing the Combined Fund.

1 The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

d.	All other Reorganizations. Each Acquiring Fund also will be a new shell series with no prior operational or performance history that will be reorganized with multiple Acquired Funds. Because the same ICON portfolio management team currently manages all of the Acquired Funds corresponding to each Combined Fund, this factor favors an Acquired Fund as the accounting and performance survivor, but is neutral as to which Acquired Fund should be the survivor for a particular Reorganization.

2. Portfolio Composition.

a.	International Funds Reorganization. The Combined Fund will be managed in accordance with the investment strategies historically used for the Acquiring Fund. The principal investment strategies of the Acquired Fund and the Acquiring Fund are similar in certain respects, including an approach where both are managed to a significant degree using quantitative methods. The Acquiring Fund however uses a corporate lifecycle analysis whereas the Acquired Fund uses an analysis based on equity market themes tied to relative pricing of intrinsic value. The continuity of investment approach based on a corporate lifecycle analysis, and the larger size of the Acquiring Fund vs. the Acquired Fund (approximately $64 million vs. $25 million, respectively), effectively mean that the portion of the combined portfolio attributable to the Acquiring Fund will experience less change in its composition over time than the portion of the portfolio attributable to the Acquired Fund.[2] This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

b.	Emerging Markets Funds, Utility Funds and Flexible Bond Funds Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history that will be reorganized with only one corresponding Acquired Fund. Therefore, the portfolio of the Combined Fund in each case will be exactly that of the relevant Acquired Fund, meaning that in each case this factor favors the Acquired Fund as the accounting and performance survivor.

c.	All other Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history, and therefore, the analysis turns on which relevant Acquired Fund’s portfolio is relatively more representative of how the Combined Fund will continue to invest.

(i)	ICON Equity Fund. The Combined Fund will be managed most similarly to the ICON Long/Short Fund. While all three of the Acquired Funds utilize ICON’s quantitative methodology to purchase equity securities analysis based on equity market themes tied to relative pricing of intrinsic value, the Combined Fund like the ICON Long/Short Fund may short securities and may also purchase exchange traded funds, including leveraged and inversed exchange-traded funds. This relatively greater continuity of investment approach effectively means that the portion of the combined portfolio attributable to the ICON Long/Short Fund will experience less change in its composition over time, and the combined portfolio will increasingly most closely reflect that of the historic portfolio of the ICON Long/Short Fund. An element of this analysis which is contrary to this conclusion in the shorter term however is the relative current sizes of the Acquired Funds of $35 million (ICON Fund), $16 million (ICON Long/Short Fund) and $12 million (ICON Opportunities Fund). Nevertheless, this portfolio composition factor therefore favors the ICON Long/Short Fund as the accounting and performance survivor over the longer term.

2 All references in this letter to net assets are as of March 9, 2020.

(ii)	ICON Equity Income Fund. The Combined Fund will be managed most similarly to the Acquired ICON Equity Income Fund. While there will be elements of the ICON Risk-Managed Balanced Fund’s investment approach used to manage the risk of holding equity securities (e.g., an ability to write call options or purchase put options on securities or securities indexes), the Combined Fund will not be managed as a “balanced fund”. This relatively greater continuity of investment approach and the much larger size of the Acquired ICON Equity Income Fund vs. the ICON Risk-Managed Balanced Fund (approximately $65 million vs. $24 million, respectively), effectively mean that the portion of the combined portfolio attributable to the Acquired ICON Equity Income Fund will experience less change in its composition over time. This factor therefore favors the Acquired ICON Equity Income Fund as the accounting and performance survivor.

(iii)	ICON Consumer Select Fund. The Combined Fund will be managed similarly to each of the Acquired Funds in that it may overweight each of their respective sectors, and this allocation may change to favor one sector or another over time. Therefore, there is no relatively greater continuity of investment approach as between the Acquired Funds. However, the much larger size of the ICON Financial Fund ($29 million) vs. the ICON Consumer Discretionary Fund ($17 million) and the ICON Consumer Staples Fund ($5 million) effectively means that at least in the first instance the portion of the combined portfolio attributable to the ICON Financial Fund may experience less near term change in its composition. This factor therefore is neutral or somewhat favors the ICON Financial Fund as the accounting and performance survivor.

(iv)	ICON Natural Resources Fund. The Combined Fund will be managed similarly to each of the Acquired Funds in that it may overweight each of their respective sectors, and this allocation may change to favor one sector or another over time. Because the Acquired ICON Natural Resources already contains an element of energy investing in its strategies, there is however some relatively greater continuity of investment policies and approach for that Fund. The larger size of the ICON Energy Fund ($50 million) vs. the Acquired ICON Natural Resources Fund ($41 million) and the ICON Industrials Fund ($10 million) effectively means that at least in the first instance the portion of the combined portfolio attributable to the Acquired ICON Energy Fund may experience somewhat less near term change in its composition. On balance, this factor therefore is neutral as between the ICON Energy Fund and the Acquired ICON Natural Resources Fund as the accounting and performance survivor.

(v)	ICON Health and Information Technology Fund. The Combined Fund will be managed similarly to each of the Acquired Funds in that it may overweight each of their respective sectors, and this allocation may change to favor one sector or another over time. Therefore, there is no relatively greater continuity of investment approach as between the Acquired Funds. Likewise, the Acquired Funds are relatively close in size at $55 million (Acquired ICON Healthcare Fund) vs. $49 million (Acquired ICON Information Technology Fund. This factor is therefore neutral in determining the accounting and performance survivor.

3. Investment Objectives, Policies and Restrictions.

a.	International Funds Reorganization. The investment objectives of the Funds are effectively the same: the Acquiring Fund seeks to achieve long-term capital appreciation, and the Acquired Fund seeks long-term capital appreciation. The principal investment strategies of the Acquired Fund and the Acquiring Fund are similar in certain respects, including an approach where both are managed to a significant degree using quantitative methods. The Acquiring Fund however uses a corporate lifecycle analysis whereas the Acquired Fund uses an analysis based on equity market themes tied to relative pricing of intrinsic value. As noted above, because the Combined Fund will be managed by the existing SCM international portfolio management team, the investment approach and policies will be those of the Acquiring Fund. Likewise, although taken as a whole the Funds have similar investment restrictions, including those which are “fundamental,” under the Investment Company Act of 1940, as amended, the investment restrictions of the Acquiring Fund will apply to the Combined Fund. This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

b.	Emerging Markets Funds, Utility Funds and Flexible Bond Funds Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history that will be reorganized with only one corresponding Acquired Fund, and the investment objectives, policies and restrictions of the Combined Fund will be exactly those of the Acquired Fund. This factor therefore favors each Acquired Fund as the accounting and performance survivor.

c.	All other Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history that will be reorganized with multiple Acquired Funds. Each Acquiring Fund has the same investment objective as all of its corresponding Acquired Funds (they all seek long term capital appreciation). Likewise, each Acquiring Fund has the same investment restrictions as all of its corresponding Acquired Funds. Therefore, the analysis turns on which Acquired Fund’s investment policies are relatively more representative of how the Combined Fund will continue to invest.

(i)	ICON Equity Fund. As noted above, the Combined Fund will be managed most similarly to the ICON Long/Short Fund. While all three of the Acquired Funds utilize ICON’s quantitative methodology to purchase equity securities based on equity market themes tied to relative pricing of intrinsic value, the Combined Fund like the ICON Long/Short Fund may short securities and may also purchase exchange traded funds, including leveraged and inversed exchange-traded funds. This relatively greater continuity of investment policies and approach attributable to the ICON Long/Short Fund favors the Fund as the accounting and performance survivor.

(ii)	ICON Equity Income Fund. As noted above, the Combined Fund will be managed most similarly to the Acquired ICON Equity Income Fund. While there will be elements of the ICON Risk-Managed Balanced Fund’s investment approach used to manage the risk of holding equity securities (e.g., an ability to write call options or purchase put options on securities or securities indexes), the Combined Fund will not be managed as a “balanced fund”. This relatively greater continuity of investment policies and approach attributable to Acquired ICON Equity Income Fund favors the Fund as the accounting and performance survivor.

(iii)	ICON Consumer Select Fund and ICON Health and Information Technology Fund. As noted above, these two Combined Funds will be managed similarly to each of their respective Acquired Funds in that they may overweight each of their respective sectors, and this allocation may change to favor one sector or another over time. Therefore, there is no relatively greater continuity of investment policies and approach as between the Acquired Funds. This factor therefore is neutral as to the accounting and performance survivor.

(iv)	ICON Natural Resources Fund. The Combined Fund will be managed similarly to each of its respective Acquired Funds in that it may overweight each of their respective sectors, and this allocation may change to favor one sector or another over time. Because the Acquired ICON Natural Resources already contains an element of energy investing in its strategies, there is however some relatively greater continuity of investment policies and approach for that Fund. This factor therefore somewhat favors the Acquired Natural Resources Fund as to the accounting and performance survivor.

4. Expense Structure:

a.	International Fund Reorganization. The Acquiring Fund pays SCM an annual investment advisory fee equal to 0.74% of average daily net assets. The advisory fee paid to SCM by the combined Fund will continue to be 0.74% of average daily net assets. SCM has contractually agreed to reimburse expenses incurred by the Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 0.99% and 1.24%, respectively for Institutional Class shares and Investor Class shares until May 22, 2021. By contrast, currently the Acquired Fund pays ICON an annual investment advisory fee equal to 1.00% of average daily net assets. ICON has contractually agreed to limit the total expenses of the Acquired Fund (excluding interest, taxes, brokerage and extraordinary expenses) to an annual rate for Class A shares of 1.80%, an annual rate for Class C shares of 2.55% and an annual rate of 1.55% for Class S shares. This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

b.	Emerging Markets Funds, Utility Funds and Flexible Bond Funds Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history that will be reorganized with only one corresponding Acquired Fund. Each Combined Fund will pay a fee for advisory services to SCM equal to the advisory fee currently paid by the corresponding Acquired Fund to ICON. With respect to the Combined Utility Fund and the Combined Flexible Bond Fund for which ICON will serve as sub-adviser, SCM will compensate ICON for sub-advisory services ICON will provide to such Combined Funds. SCM has contractually agreed to reimburse expenses incurred by each Combined Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed the same limits currently in place for its respective Acquired Fund until May 22, 2021. This factor therefore favors each Acquired Fund as the accounting and performance survivor.

c.	All other Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history that will be reorganized with multiple Acquired Funds.

(i)	ICON Equity Fund. The Combined Fund will pay a fee for advisory services to SCM (SCM will compensate ICON for sub-advisory services ICON will provide to the Combined Fund) equal to the advisory fee currently paid by the ICON Fund and ICON Opportunities Fund (0.75% of average daily net assets). The advisory fee currently paid by the ICON Long/Short Fund is 0.85% of average daily net assets. SCM has contractually agreed to reimburse expenses incurred by the Combined Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.25% and 1.50%, respectively for Institutional Class shares and Investor Class shares until May 22, 2021. This expense limitation is the same with respect to Class S and Class A shares as that currently in effect for the largest Acquired Fund, the ICON Fund, and is lower than those of the other two Acquired Funds. It also is lower than the expense limits applicable to all Class C shares of the Acquired Funds. This factor arguably favors the ICON Fund as the accounting and performance survivor.

(ii)	ICON Equity Income Fund. The Combined Fund will pay a fee for advisory services to SCM (SCM will compensate ICON for sub-advisory services ICON will provide to the Combined Fund) equal to the advisory fees currently paid by each corresponding Acquired Fund to ICON (0.75% of average daily net assets). SCM has contractually agreed to reimburse expenses incurred by each Combined Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 0.99% and 1.24%, respectively for Institutional Class shares and Investor Class shares until May 22, 2021. This expense limitation is the same as that currently in effect for the Acquired ICON Equity Income Fund, and is lower than that of the ICON Risk-Managed Balanced Fund. This factor therefore favors the Acquired ICON Equity Income Fund as the accounting and performance survivor.

(iii)	ICON Consumer Select Fund. The Combined Fund will pay a fee for advisory services to SCM (SCM will compensate ICON for sub-advisory services ICON will provide to the Combined Fund) equal to the advisory fees currently paid by each corresponding Acquired Fund to ICON (1.00% of average daily net assets). SCM has contractually agreed to reimburse expenses incurred by each Combined Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.50% and 1.75%, respectively for Institutional Class shares and Investor Class shares until May 22, 2021. This expense limitation is the same as that currently in effect for the ICON Financial Fund and the ICON Consumer Staples Fund; the current expense limits for the ICON Consumer Discretionary Fund are higher. This factor therefore favors either the ICON Financial Fund or the ICON Consumer Staples Fund as the accounting and performance survivor.

(iv)	ICON Natural Resources Fund and ICON Health and Information Technology Fund. Each Combined Fund will pay a fee for advisory services to SCM (SCM will compensate ICON for sub-advisory services ICON will provide to the Combined Fund) equal to the advisory fees currently paid by each corresponding Acquired Fund to ICON (1.00% of average daily net assets). SCM has contractually agreed to reimburse expenses incurred by each Combined Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.50% and 1.75%, respectively for Institutional Class shares and Investor Class shares until May 22, 2021. This expense limitation is the same as that currently in effect for each of corresponding Acquired Fund, and therefore is neutral as to the accounting and performance survivor among the Acquired Funds.

5. Asset Sizes:

a.	International Funds Reorganization. As noted above, the Acquiring Fund is substantially larger than the Acquired Fund (approximately $64 million vs. $25 million, respectively). This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

b.	Emerging Markets Funds, Utility Funds and Flexible Bond Funds Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history and no current assets and will be reorganized with only one corresponding Acquired Fund. Therefore, this factor favors each Acquired Fund as the accounting and performance survivor.

c.	ICON Equity Fund. The Acquiring Fund is a new shell series with no prior operational history and no current assets. As noted above, is the current assets of the Acquired Funds are $35 million (ICON Fund), $16 million (ICON Long/Short Fund) and $12 million (ICON Opportunities Fund). This factor therefore somewhat favors the ICON Fund as the accounting and performance survivor.

d.	ICON Equity Income Fund. The Acquiring Fund is a new shell series with no prior operational history and no current assets. As noted above, the Acquired ICON Equity Income Fund is substantially larger than the ICON Risk-Managed Balanced Fund (approximately $65 million vs. $24 million, respectively). This factor therefore favors the Acquired ICON Equity Income Fund as the accounting and performance survivor.

e.	ICON Consumer Select Fund. The Acquiring Fund is a new shell series with no prior operational history and no current assets. As noted above, the current assets of the Acquired Funds are $29 million (ICON Financial Fund), $17 million (ICON Consumer Discretionary Fund), and $5 million (ICON Consumer Staples Fund). This factor therefore favors the ICON Financial Fund as the accounting and performance survivor.

f.	ICON Natural Resources Fund. The Acquiring Fund is a new shell series with no prior operational history and no current assets. As noted above, the current assets of the Acquired Funds are $50 million (ICON Energy Fund), $41 million (Acquired ICON Natural Resources Fund), and $10 million (ICON Industrials Fund). This factor therefore somewhat favors the ICON Energy Fund as the accounting and performance survivor.

g.	ICON Health and Information Technology Fund. The Acquiring Fund is a new shell series with no prior operational history and no current assets. As noted above, the Acquired Funds are close to the same size at $55 million (ICON Healthcare Fund) and $49 million (ICON Information Technology Fund). This factor is therefore essentially neutral in determining the accounting and performance survivor.

Additional Possible Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors/trustees are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

1.	Age of Funds:

a.	International Funds Reorganization. The Acquiring Fund’s inception date is July 18, 2016, and the Acquired Fund’s inception date is February 18, 1997. This factor therefore favors the Acquired Fund as the accounting and performance survivor.

b.	Emerging Markets Funds, Utility Funds and Flexible Bond Funds Reorganizations. Each Acquiring Fund is a new shell series with no prior operational history and will be reorganized with only one corresponding Acquired Fund. Therefore, this factor favors each Acquired Fund as the accounting and performance survivor.

c.	ICON Equity Fund. The Acquiring Fund is a new shell series with no prior operational history. The Acquired Funds’ inception dates are May 6, 2004 (Acquired ICON Fund), May 6, 2004 (Acquired ICON Long/Short Fund), and September 28, 2012 (Acquired ICON Opportunities Fund). Therefore, this factor favors either the Acquired ICON Fund or the Acquired ICON Long/Short Fund as the accounting and performance survivor.

d.	ICON Equity Income Fund. The Acquiring Fund is a new shell series with no prior operational history. The Acquired Funds’ inception dates are May 10, 2004 (Acquired ICON Equity Income Fund) and May 6, 2004 (Acquired ICON Risk-Managed Balanced Fund). Therefore, this factor favors either the Acquired Fund as the accounting and performance survivor.

e.	ICON Consumer Select Fund. The Acquiring Fund is a new shell series with no prior operational history. The Acquired Funds’ inception dates are July 9, 1997 (ICON Consumer Discretionary Fund), May 9, 1997 (ICON Consumer Staples Fund) and July 1, 1997 (ICON Financial Fund). Therefore, this factor effectively equally favors each Acquired Fund as the accounting and performance survivor.

f.	ICON Natural Resources Fund. The Acquiring Fund is a new shell series with no prior operational history. The Acquired Funds’ inception dates are November 5, 1997 (ICON Energy Fund), May 5, 1997 (Acquired ICON Natural Resources Fund), and May 5, 1997 (ICON Industrials Fund). Therefore, this factor effectively equally favors each Acquired Fund as the accounting and performance survivor.

g.	ICON Health and Information Technology Fund. The Acquiring Fund is a new shell series with no prior operational history. The Acquired Funds’ inception dates are February 24, 1997 (ICON Healthcare Fund), and February 19, 1997 (ICON Information Technology Fund). Therefore, this factor effectively equally favors either Acquired Fund as the accounting and performance survivor.

2.	Board Composition: In all cases, the Combined Fund will be overseen by the SCM Trust Board of Trustees. This factor therefore favors in each case the Acquiring Fund as the accounting and performance survivor.

Conclusions

Applying the NAST Analysis, and considering each of the Reorganizations, we find the following:

1.	International Funds Reorganization. Six out of seven factors favor the Shelton International Select Equity Fund as the accounting and performance survivor. The only exception is the relative ages of the funds which is not determinative in light of the analysis for this Reorganization as a whole.

2.	Emerging Markets Funds, Utility Funds and Flexible Bond Funds Reorganizations. In the context of existing operating funds being reorganized into new shell series on a 1:1 basis, there really is no question of which should be the accounting and performance survivor. All factors are either favorable or neutral (portfolio management in the case of the Emerging Markets Funds) to the Acquired Fund carrying forward as the survivor, other than Board Composition, which always will favor an Acquiring Fund.

3.	ICON Equity Fund. Leaving aside Board Composition, four out of six factors favor or are neutral to the ICON Long/Short Fund as the accounting and performance survivor. The only exceptions are the Expense Structure, which favors the ICON Fund and arguably to a minor extent Asset Size, which favors the ICON Fund. With respect to Expense Structure, we note that the Combined Fund is adopting the lowest expense ratios among the Acquired Funds in the interests of shareholders, and believe this is not determinative in light of the analysis as a whole, particularly given the investment intent and approach of the Combined Fund.

4.	All other Reorganizations. Leaving aside Board Composition, all six factors favor or are neutral to the proposed Acquired Fund accounting and performance survivor.

For these reasons, the Registrant believes the Funds indicated in the third column of Exhibit A should be the accounting and performance survivors in each Reorganization.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq. (Counsel to the Registrant)

Davis Graham & Stubbs LLP

Exhibit A

Current Acquired Funds of ICON Funds	Corresponding Acquiring Funds of SCM Trust	Proposed Accounting and Performance Survivor
ICON International Equity Fund	Shelton International Select Equity Fund (Existing Fund)	Shelton International Select Equity Fund (Acquiring Fund)
ICON Emerging Markets Fund	Shelton Emerging Markets Fund (Shell Fund)	ICON Emerging Markets Fund (Acquired Fund)
ICON Fund ICON Long/Short Fund ICON Opportunities Fund	ICON Equity Fund (Shell Fund)	ICON Long/Short Fund (Acquired Fund)
ICON Equity Income Fund ICON Risk-Managed Balanced Fund	ICON Equity Income Fund (Shell Fund)	ICON Equity Income Fund (Acquired Fund)
ICON Consumer Discretionary Fund ICON Consumer Staples Fund ICON Financial Fund	ICON Consumer Select Fund (Shell Fund)	ICON Financial Fund (Acquired Fund)
ICON Energy Fund ICON Industrials Fund ICON Natural Resources Fund	ICON Natural Resources Fund (Shell Fund)	ICON Natural Resources Fund (Acquired Fund)
ICON Information Technology Fund ICON Healthcare Fund	ICON Health and Information Technology Fund (Shell Fund)	ICON Information Technology Fund (Acquired Fund)
ICON Utilities Fund	ICON Utilities and Income Fund (Shell Fund)	ICON Utilities Fund (Acquired Fund)
ICON Flexible Bond Fund	ICON Flexible Bond Fund (Shell Fund)	ICON Flexible Bond Fund (Acquired Fund)